March 24, 2006

BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re:      Applied Signal Technology, Inc.
            Form 10-K for the fiscal year ended October 31, 2005
            Filed January 17, 2006

Dear Mr. Spirgel:

We are writing in response to the letter of comments from the Staff of the Securities and Exchange Commission (the “Staff”) to Applied Signal Technology, Inc., a California corporation (the “Company”), dated February 24, 2006. The numbered paragraphs below restate the numbered paragraphs in the Staff’s letter to the Company, and the discussion set out below each such paragraph is our response to the Staff’s comment.

Forms 10-K and 10-K/A for the fiscal year ended October 31, 2005
Item 7. Management’s Discussion and Analysis-Results of Operations

1. We refer to your explanation of changes in revenue. As one of the objectives of MD&A is to provide a narrative explanation of the company’s financial statements that enables investors to see the company through the eyes of management, you should provide more insight into operational factors that affected revenue. For example, you categorized a number of COMINT products in your business section, but you do not quantify the volume and prices or indicate the relevant weight of each product in discussing growth of revenue. Therefore, in future filings please provide a discussion of the components of revenue growth (e.g. volume, price, etc.) by major product category (voice grade channel processors, wideband processors, collection products, etc.) for all periods presented. Please refer to Item 303 of Regulation S-K and the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.give/rules/interp/33-8350.htm.

Response:

The Company acknowledges the Staff’s observations and considered them in its own deliberations. The Company believes that the current discussions in MD&A reflect an accurate representation of the business as it is seen in the eyes of management. The Company typically does not discuss components of revenue growth, including specific product contributions, within its discussion of period-over-period changes in revenue in MD&A, primarily because such information does not reflect the nature of our contracts and the transactions with our customers. The Company manages its business on a contract-by-contract basis, most of which require the Company to design, develop, manufacture, and/or modify its complex products, including related services, according to specifications provided by the customer. The Company’s contracts are typically cost-reimbursement contracts, or fixed-price contracts, characterized by negotiated prices for efforts characterized by negotiated target costs and fees, and are generally for engineering development work. Neither of these types of contracts are priced predominantly based upon the volume or price of products sold to the customer. More than a majority of our contracts are development in nature and include the cooperative efforts among multiple technical departments and ultimately incorporate products and systems that are not solitary and are typically cost reimbursable. Revenue is recognized in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Opinion 81-1, Accounting for Performance of Construction-Type and Production-Type Contracts (SOP 81-1), for each contract and does not directly reflect the number of products produced. The Company records and tracks revenue on a contract basis and not by major product category. Furthermore, management believes that a discussion of the components of revenue growth by product category could be confusing to the reader because revenue is not directly based on the product delivery, but is based on contract costs incurred.

Consolidated Statements of Operations

2. State separately on the face of your income statement revenues from the sale of products and revenues from services, pursuant to 5-03(b) (1) of Regulation S-X, or advise us. Similarly, separately disclose cost of tangible goods sold and costs of services pursuant to 5-03(b) (2) of Regulation S-X.

Response:

The Company regularly monitors the nature of its contracts and has determined that substantially all of the Company’s revenue is derived from contractual arrangements that are subject to SOP 81-1. The disclosure requirements of SOP 81-1 do not differentiate between services and products because all of the activities that are subject to the scope of SOP 81-1 are considered contract activities and are disclosed accordingly. The Company informs the Staff that it will continue to monitor its contracts in order to ensure continued compliance with the above disclosure requirements.

Note 1: Organization and Summary of Significant Accounting Policies
Revenues and cost recognition

3. We note that a majority of your contracts are accounted for in accordance with SOP 81-1. Upon reading your descriptions of the contractual arrangements, it appears to us that the contracts would entail a number of different deliverables, including services which may be separate units of accounting as defined by EITF 00-21. Please describe to us in detail how you determined which deliverables were within the scope of SOP 81-1 and which deliverables may, or may not, have been outside the scope and have met the separation criteria under the guidance of EITF 00-21.

Response:

The Company has considered the interaction between SOP 81-1 and EITF 00-21, We believe that SOP 81-1 represents higher-level literature, in accordance with paragraph 4 (a) (iii), which does not provide guidance with respect to how to separate the deliverables within its scope from those outside its scope or how to allocate such consideration. Therefore, there is a need to consider the impact of EITF 00-21 as well as the nature of the deliverables and related accounting literature. The Company regularly analyzes its contractual arrangements and believes that the offerings included in the arrangements are within the scope of SOP 81-1.

The Company designs, develops, manufactures, and/or modifies its complex products according to specifications provided by the customer. In performance of these contracts, we provide certain engineering services. Examples of these engineering services are: 1) evaluation of current performance, 2) engineering improvements for performance enhancement, 3) evaluation of signals being processed to develop system operation techniques that can improve the intelligence gathering, and 4) on-going mission management of a system. Services such as those listed above are included in the Company’s contractual arrangements and the work performed under these contracts is within the scope of SOP 81-1.

The Company also licenses an insignificant number of software applications and the related revenue for these software licenses is recognized under AICPA Statement of Opinion 97-2, Software Revenue Recognition. Approximately $535,000 in revenue from licensing contracts was recognized in fiscal 2005.

Indirect Rate Overview

The following paragraphs are included to provide a description of the Company’s indirect rates. Responses to questions 4, 5, and 6 should be read in conjunction with these paragraphs.

The Company accumulates indirect costs such as indirect labor (for example, technical and contract supervision), repairs and maintenance, depreciation and amortization, all of which are not identified with one individual contract and thus are allocable to all contracts for purposes of contract reimbursement under the terms of the contracts. These indirect costs are accumulated to identify our total costs that will be used to establish our billing rates. For cost-reimbursement contracts, the Company bills the government for its total costs incurred on the contract (including direct and indirect costs). All of the costs included (whether direct or indirect) are in accordance with the terms of its contracts and the Federal Acquisition Regulations.

At the beginning of each fiscal year, the Company submits its annual estimated indirect rates (that is, target rates) to the Defense Contract Audit Agency (DCAA), using the prescribed format and process, for review and approval for billing purposes in accordance with the terms of the Federal Acquisition Regulations. These regulations specify the nature of the costs that are considered allowable as an indirect contract cost. The indirect rates represent management’s best estimate of the indirect costs, as permitted under the Federal Acquisition Regulations and the applicable contractual terms, that will be incurred during the current fiscal year. As such, these rates are used for both billing purposes as well as to estimate total actual project costs for revenue recognition purposes under the percentage-of-completion method.

Management reviews these indirect rates regularly during the fiscal year. To the extent there are significant changes in the actual indirect costs incurred and therefore the estimated indirect rates, during interim periods within the fiscal year, the Company is required under the terms of its contracts with the Government to submit and request approval for revised indirect rate estimates for billing purposes. During fiscal years 2004 and 2005, the Company did not revise its estimated indirect rates at interim dates during the year. Annually, upon completion of each fiscal year and in accordance with the Federal Acquisition Regulations and its contracts, the Company submits its “final,” or actual indirect rates, to DCAA for review and approval, based upon actual indirect costs incurred during the fiscal year. Final settlement for a given fiscal year is then made based on the difference between the estimated indirect rates and the final approved indirect rates.

Management believes that the Company’s process for estimating its costs, and therefore its indirect rates, is accurate. For example, the reconciliation of estimated indirect rates to actual rates at the end of fiscal years 2005 and 2004 only created a 2.5% and 1.1% adjustment to total indirect costs charged to contracts, respectively.

4. Please disclose in your policy note the specific types of costs you consider to be indirect costs and advise us in detail.

Response:

As discussed above, indirect costs consist of indirect labor supplies, facilities, repairs and maintenance, depreciation and amortization, fringe benefits, and support costs that are related to the Company’s contracts and billable under the terms of those contracts. Such costs are not identified with one individual contract and thus are allocable to all contracts for purposes of contract reimbursement under the terms of the contracts. In addition, other indirect costs such as general and administrative and research and development costs, are included in the Company’s billing rates as allowed under the terms of its contracts and the Federal Acquisition Regulations. Such costs are excluded from contract costs and are included in the research and development and general and administration financial statement lines for the purposes of GAAP reporting.

Indirect rate variance adjustments to operations

5. We note you record contract revenues and costs of operations for interim reporting purposes based on annual targeted indirect rates. Explain to us your basis in GAAP for this policy, citing any supporting GAAP literature in your response.

Response:

The Company believes that it records contract revenues and costs of operations for interim reporting purposes based on annual targeted indirect rates in accordance with Accounting Principles Board 28, Interim Financial Reporting (APB 28), and SOP 81-1. Paragraph 10 of APB 28 notes that “In general, the results for each interim period should be based on the accounting principles and practices used by the enterprise in the preparation of its latest annual financial statements.” The Company follows SOP 81-1 for purposes of accounting for contracts on an annual basis and accordingly follows the literature on an interim basis. The use of estimates is inherent in the application of SOP 81-1 as discussed below.

The Company recognizes revenue using the percentage-of-completion method of accounting. This approach is consistent with paragraphs 79 and 80 (Alternative A of the sub-heading “Computation of Income Earned for a Period under the Percentage-of-Completion Method”) of SOP 81-1.

As stated in the overview above, the use of annual estimated (or target) indirect rates is for developing reasonable estimates for total actual costs on projects as part of the Company’s process to recognize revenue. Also, as stated above, management believes the Company has an accurate method for estimating contract costs.

Management accumulates costs (as described above in the introduction to this section and in our response to question 4) for each of the contracts as prescribed by SOP 81-1, which includes using estimates of expected incurred-to-date and total costs. Management believes the Company’s method for estimating and allocating project costs, including indirect costs, is systematic and rational in accordance with paragraphs 69 and 72(b) of SOP 81-1. As noted above, management estimates and reviews the Company’s indirect rates regularly and the estimates have been demonstrated to be accurate.

Paragraph 17 of APB 28 notes that “The amounts of certain costs and expenses are frequently subjected to year-end adjustments even though they can be reasonably approximated at interim dates. To the extent possible such adjustments should be estimated and the estimated costs and expenses assigned to the interim periods so that the interim periods bear a reasonable portion of the anticipated annual amount.” The Company believes the use of targeted indirect rates is in accordance with the preceding guidance. As previously noted, the Company estimates the annual indirect expenditures in accordance with the Federal Acquisition Regulations and its contractual terms, obtains approval for the estimated rate, monitors the rates, and then adjusts the rate and related revenue and costs to actual at the end of the fiscal year.

Based on the above factors, the Company believes that the use of annual targeted indirect rates for recording contract revenues and costs of operations is in accordance with GAAP.

6. We do not understand the third paragraph on this policy note, please elaborate in plain English. Explain to us how you are able to “modify your billing rate” and your legal basis for doing so. Tell us if the rate modifications are temporary or permanent. Also, tell us how your recording “adjustment to expense based on estimates of future contract activities” complies with GAAP.

Response:

(i) Rate Modifications

To the extent there are significant changes in the actual indirect costs incurred and therefore the estimated indirect rates, during interim periods within the fiscal year, the Company is required under the terms of its contracts with the Government to submit and request approval for revised indirect rate estimates for billing purposes. Such modifications within the year, while approved by the DCAA, are temporary. During fiscal years 2004 and 2005, the Company did not revise its estimated indirect rates at interim dates during the year. Annually, upon completion of each fiscal year and in accordance with the Federal Acquisition Regulations and its contracts, the Company submits its “final,” or actual indirect rates, to DCAA for review and approval, based upon actual indirect costs incurred during the fiscal year. The DCAA audits the final indirect rate prior to its approval. Final settlement for a given fiscal year is then made based on the difference between the estimated indirect rates and the final approved indirect rates. Such final annual rates are permanent. As noted above, historically, any final indirect rate adjustments have been insignificant.

As noted above, the Company recognizes revenue for cost-reimbursement and fixed-price contracts using the percentage-of-completion method of accounting by comparing actual labor, materials, and other direct costs as incurred, plus estimated indirect costs. The Company records a change in estimate with respect to its revenue as needed to reflect the final billing rate at the end of the fiscal year. In accordance with paragraph 65 of SOP 81-1, the Company only recognizes incremental revenue to the extent the costs have been incurred and the resulting revenue can be reliably estimated and it is probable that the amounts will be collected.

(ii) Adjustments to Capitalized Indirect Rate Variance

During interim periods, the Company capitalizes indirect rate variances to the extent that it believes such variances will be recovered through the normal course of operations. To the extent that planned operations will not enable recovery of the capitalized indirect rate variances, the Company has certain alternatives to absorb the variance: adjust planned indirect spending during the rest of the year, request modification to its billings rates (using the process described above), or adjust the contract margin estimates. The Company believes that such contract margin adjustments are consistent with paragraph 83 of SOP 81-1, which requires companies to record any changes to prior period estimates (including indirect costs on contracts) in the period that they become known.

Therefore, when the Company determines that there is a significant change in estimates, it revises its indirect rates and records the change in estimate in the period the change is identified, in accordance with SOP 81-1. As noted above, the impact of recording changes in estimates related to adjusting the targeted indirect rate to the actual indirect rate has been insignificant.

Goodwill valuation

7. With a view towards expanded disclosure in future filings, please explain to us how you test goodwill for possible impairment. Specifically, explain to us your identification of reporting units and your assignment of acquired assets, liabilities and goodwill to them.

Response:

In accordance with paragraph 26 of SFAS 142, Goodwill and Other Intangible Assets, we test goodwill for possible impairment on an annual basis and at any other time if events occur or circumstances indicate that the current carrying amount of goodwill may not be recoverable. Circumstances that could trigger an impairment test include, but are not limited to, a significant adverse change in the business climate or legal factors, an adverse action or assessment by a regulator, and unanticipated competition and loss of key personnel. To test for goodwill impairment, the Company determines the fair value of its reporting unit and compares the fair value to the reporting unit’s carrying value. To the extent the reporting unit’s carrying value exceeds its fair value, the Company must perform the second step of the impairment test. In the second step, the Company must compare the implied fair value of the reporting unit’s goodwill to its carrying amount. If no impairment exists under step one, then step two is not necessary. No impairment was indicated at October 31, 2005, based on the analysis performed by the Company.

The Company updated its disclosure to include the discussion above in its Quarterly Report on Form 10-Q for the quarter ended January 27, 2006, and expects to continue to include this disclosure in future filings, as applicable. The Company disclosed in this 10-Q that no indicators of impairment existed at January 27, 2006.

Due to the nature of the Company’s business, it has a single reporting unit for purposes of SFAS 142.

Note 4: Business Combination

8. You are required, pursuant to paragraph 39 of SFAS 141, to record all acquired identifiable intangible assets at their respective fair values. Disclose and explain to us, in detail, why the majority of your purchase price in excess of net tangible assets has been assigned to goodwill in your acquisition of DTI, consummated on July 1, 2005. When responding to this comment please refer to the list of identifiable intangible assets in paragraph A14 of SFAS 141, and with respect to the DTI acquisition, specifically explain to us why you apparently have acquired little if any customer related intangible assets, contract based intangible assets, or technology based intangible assets.

Response:

In accounting for the purchase price in connection with the acquisition of DTI, the Company employed, under the supervision of management, a third party valuation specialist who has extensive experience in our industry. The value of the acquired intangible assets was significantly less than the purchase price primarily based upon the short economic lives of the assets or the items represented a small portion of DTI’s business. The valuation also reflects the fact that there is uncertainty surrounding the timing, approval, and release of funding from the United States Government, and the fact that the government has the right to cancel contracts at any time.

The Company considered paragraph A14 of SFAS 141, Business Combinations, and our analysis indicated that we acquired the following intangible assets as part of the acquisition:

  Customer relationships – funded backlog (reference SFAS 141, paragraph A14: b.(2), b.(3));
  Customer relationships – unfunded backlog (SFAS 141, A14: b.(3), b.(4));
  Customer relationships – future contracts (SFAS 141, A14: b.(3), b.(4));
  Existing technology (SFAS 141, A14: e.(3), e.(5));
  Non-compete agreements (SFAS 141, A14: a.(6));
  Patents (SFAS 141, A14 e.(1));
  Trade name (SFAS 141, A14: a. (1)).

Customer relationships were valued separately for funded backlog, unfunded backlog, and future contracts using the income approach based on discounted projections of cash flows, which were based on projected revenues, expenses, and contributory asset charges.

Funded backlog represented projects that were currently under contract with the government for which the government had allocated funding. Unfunded backlog represented projects that were under contract, but for which funding had not been allocated or approved. Future contracts represented the value associated with potential contract renewals to existing contracts (both funded and unfunded). For the purposes of the analysis, the economic lives of these assets were estimated at from three to four years, which recognizes the inherent uncertainty associated with government contracts.

A small percentage of DTI’s revenue was derived from a proprietary, existing technology. The income approach, which used discounted projections of cash flows based on projected revenues, expenses, and contributory asset charges, was used to value this technology. The economic life of this technology was estimated at five years.

The Company used the income approach to value the four non-competition agreements. The estimated life of these agreements was one year, which reflects the contractual term.

The Company used a form of discounted cash flow analysis known as the “relief from royalty” method to value DTI’s trade name. This approach is premised on an analysis of economic benefits provided to the owner of a trade name. A trade name has value because its owner is permitted the exclusive sale of a product or service using that trade name. If the trade name is not owned by the seller of the product or service, the trade name’s owner is normally paid a royalty for its use. It was determined that the trade name “DTI” would have value for one year at most.

The Company acquired one patent from DTI, which was valued using the cost approach. This method estimates the cost, primarily consisting of manpower and legal fees, to replace the asset.

Accordingly, the value of the acquired intangible assets was significantly less than the purchase price based upon the factors described above, and the majority of the purchase price in excess of net tangible assets has been assigned to goodwill.

Note 12: Contingencies

9. Regarding your securities class action lawsuit, disclose the amount of possible loss or range of loss or state that such an estimate cannot be made, pursuant to paragraph 10 of SFAS No.5.

Response:

In response, the Company confirms that it has included, in its Quarterly Report on Form 10-Q for the quarter ended January 27, 2006, a statement that it is unable to estimate the amount of possible loss or range of loss that may be incurred in connection with the litigation disclosed therein. The Company will include this disclosure in future filings, as applicable.

The Company hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that foregoing responds to the remaining comments raised by the Staff. Please contact the undersigned at (408) 522-2851 with any questions that you may have regarding the foregoing.

Yours truly,

Applied Signal Technology, Inc.,

/s/ James E. Doyle

James E. Doyle
Chief Financial Officer